FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
October 25, 2019

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS Board Approves New Group Strategy, Confirms Current Listing Structure

October 25, 2019

MOSCOW, Russian Federation — MTS (NYSE: MBT; MOEX: MTSS), Russia’s leading telecommunications operator and digital services provider, announces the decisions made at the meeting of the Board of Directors (“BoD” or “the Board”) held on October 25, 2019.

At the meeting, the Board approved an updated Group strategy for the period 2020-2022, as well as confirmed the continued suitability of MTS’s current listing structure on the New York Stock Exchange (NYSE) and the Moscow Exchange (MOEX).

Alexey Kornya, MTS President & CEO and Member of the Board, commented: “Today we have approved MTS Group’s new three-year development strategy, which envisions accelerating the establishment of a large-scale ecosystem of digital products for our customers by leveraging our telecommunications leadership and expertise. We intend to concentrate our efforts on improving people’s lives, as well as balanced business development, growing our capitalization, and increasing returns for investors. We plan to publicly present the new growth strategy at our Investor Day on November 25.”

“The Board also confirmed the continued suitability of the Company’s existing listing structure. This decision reflects the wishes of our investors who engaged in consultations with MTS management over the past half year. The current listing structure also complements our new digital strategy—which envisions developing a variety of innovative services for a range of industries—and provides significant opportunities to attract international and specialist investors focused on the technology sector,” he said, adding that “MTS remains committed to best-in-class standards of governance, disclosure, and transparency.”

In addition, the Board of Directors approved the following composition of the MTS Management Board:

•                  Alexey Kornya, President & CEO;

•                  Inessa Galaktionova, First Vice President for Telecommunications;

•                  Vyacheslav Nikolaev, First Vice President for Customer Experience & Marketing;

•                  Ilya Filatov, Vice President for Financial Services;

•                  Alexander Gorbunov, Vice President for Strategy & Development;

•                  Ruslan Ibragimov, Vice President for Government Relations & PR;

•                  Andrey Kamensky, Vice President for Finance;

•                  Dmitry Khomchenko, Vice President for Information Technology;

•                  Igor Mishin, Vice President for Media; and

•                  Valery Shorzhin, Vice President for Cloud & Digital Solutions.

MTS will be hosting an Investor Day for investors and analysts in Moscow on the afternoon of November 25, 2019. The presentation materials and a link to a live video webcast will be made available on the MTS Investor Relations website on the day of the event, and a replay will be posted following its conclusion.

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For further information, please contact in Moscow:

Investor Relations Department

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.ir.mts.ru

* * *

Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS), the leading telecommunications group in Russia and the CIS, provides a range of mobile, fixed-line and digital services. We serve over 100 million mobile subscribers in Russia, Ukraine, Armenia, and Belarus, and about 9 million customers of fixed-line services, including fixed voice, broadband internet, and pay-TV. To keep pace with evolving customer demand, MTS is redefining what telecommunications services are by offering innovative products beyond its core network-related businesses in various tech segments, including Big Data, financial and banking services, internet of things, OTT, cloud computing, systems integration and e-commerce. We leverage our market-leading retail network as a platform for customer services and sales of devices and accessories. MTS maintains its leadership in the Russian mobile market in terms of revenue and profitability. MTS is majority-owned by Sistema PJSFC. Since 2000, MTS shares have been listed on the New York Stock Exchange and since 2003 - on the Moscow Exchange. For more information, please visit: www.ir.mts.ru .

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Alexey Kornya
	Name:	Alexey Kornya
	Title:	CEO

Date: October 25, 2019